CATLIN

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

RECEIVED
2004 DEC 22 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046906

10th December 2004

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

1. REG-Catlin Group Limited Trading Statement 10/12/2004

Yours faithfully,

Krupali Patel

12/29

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

REG-Catlin Group Limited Trading Statement
Released: 10/12/2004

RNS Number:2528G
Catlin Group Limited
10 December 2004

FOR IMMEDIATE RELEASE

10 December 2004

CATLIN GROUP TRADING UPDATE

HAMILTON, Bermuda - Catlin Group Limited, the international property and casualty insurer and reinsurer, has updated its estimate of the potential financial impact of the four hurricanes (Charley, Frances, Ivan and Jeanne) that caused extensive damage in the Caribbean and the Southeastern United States earlier this year.

On the basis of the information now available to Catlin and taking into account planning assumptions, the Group estimates that the net impact of these events on 2004 income before income tax will amount to approximately US$75 million, US$25 million more than announced by the Group on 8 October 2004. The higher estimate is primarily attributable to delayed notification of losses related to energy installations in the Gulf of Mexico caused by Hurricane Ivan.

This estimate is subject to change -- either upwards or downwards -- as further information becomes available to the Group.

Stephen Catlin, Group Chief Executive, said:

"Catlin continues to believe that the hurricane related losses will have a positive effect on rate levels and underwriting discipline worldwide during the year-end renewal season.

"Premium rates across all classes of business written by the Group rose by a weighted average of 1 per cent during the nine month period ended 30 September 2004, although the Group estimates that net premiums earned for the full year will be approximately 5 per cent lower than has previously been estimated. As indicated in the interim results announcement, the Group continues to expect that it will earn a superior return on equity for the full year."

The forecasts relating to the 2002 and 2003 years of account of the Catlin Syndicate at Lloyd's (Syndicate 2003), which is managed by Catlin Underwriting Agencies Limited, remain unchanged from those announced at the end of the second quarter.

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications
Tel: +44 (0)20 7458 5710
Mobile: +44(0)7958 767 738
E-mail: james.burcke@catlin.com

Martin Leeburn, The Maitland Consultancy
Tel: +44 (0)20 7379 5151
E-mail: mleeburn@maitland.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Note to editors:

Catlin Group Limited is a publicly listed underwriter of international specialty

property/casualty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a distinctive and efficient infrastructure which comprises a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the United States, United Kingdom, Continental Europe, Asia and Australia.

The Group's three underwriting platforms are:

- The Catlin Syndicate (Syndicate 2003 at Lloyd's). Syndicate 2003, which is entirely funded by Catlin and managed by Catlin Underwriting Agencies Limited, is the ninth largest syndicate at Lloyd's based on 2004 stamp capacity of £500 million ($909 million). The syndicate writes a wide range of specialty property and casualty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda, a Class 4 insurer and reinsurer licensed in Bermuda, began underwriting in 2002 and writes property treaty and casualty treaty reinsurance, medical stop-loss reinsurance and property and casualty insurance for US risks on a surplus lines basis.

- Catlin UK (the UK Branch of Catlin Insurance Company Ltd.). Catlin UK, which began underwriting with effect from 1 January 2004, writes commercial property, general liability, professional indemnity, directors' and officers' liability and crime insurance for UK clients.

On 14 September 2004, Catlin announced income before income taxes of US$112.6 million and record net income of US$95.8 million for the six months ended 30 June 2004.

Catlin Group Limited shares are traded on the London Stock Exchange under the ticker symbol 'CGL'.

END
TSTKGMGZRLNGDZM